Las Vegas Spaceport

Las Vegas Spaceport is a pioneering company that is spearheading the development of a cutting-edge space center located just 15 minutes away from the vibrant Las Vegas Strip. With a sprawling 240-acre facility, Las Vegas Spaceport is poised to become a hub for space-related activities, offering an all-encompassing experience for space enthusiasts, tourists, and the scientific community alike.



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Funding Raised

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Funding Goal

$10,000-$5,000,000

Days Remaining

187 Days

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Virtual Business Pitch | Team | About | Communication Channel | Updates

Business Description

Las Vegas Spaceport is a pioneering company that is spearheading the development of a cutting-edge space center located just 15 minutes away from the vibrant Las Vegas Strip. With a sprawling 240-acre facility, Las Vegas Spaceport is poised to become a hub for space-related activities, offering an all-encompassing experience for space enthusiasts, tourists, and the scientific community alike.

As a vertically integrated business, Las Vegas Spaceport covers a wide spectrum of services and facilities, catering to various aspects of the space industry. Their offerings include civilian space flight acclimation training, providing individuals with the necessary preparation to adapt to the unique challenges of space travel. This training ensures that passengers are physically and mentally ready to embark on their space journeys, enhancing safety and overall experience.



The Las Vegas Spaceport consists of **240 acres**
Only 15 minutes away by helicopter from The Las Vegas Strip.
Only 15 minutes away from 39 million tourists who dropped $1 Billion in just gaming revenue every month for the last 14 months.
Mt Charleston
Las Vegas
Paradise

Security Type:

Equity Security

Price Per Share

$2.50

Shares For Sale

2,000,000

Post Money Valuation:

$300Bn

Investment Bonuses!

Every Investment Receives the Following Bonuses:

1 Free Las Vegas Spaceport t-shirt

2. A free toy rocket that flies





The company also boasts a Space Pilot School, where aspiring pilots can receive top-notch training in spacecraft operations. From navigation and control systems to emergency procedures and mission planning, the Space Pilot School equips students with the knowledge and skills required to become skilled and proficient pilots capable of operating space vehicles with precision.

In addition, Las Vegas Spaceport provides vital support and hangar space for space vehicles that transport both people and cargo into space. By offering world-class facilities and logistics support, the company ensures the safe and efficient operation of space vehicles, contributing to the growth of the commercial space industry.

Recognizing the importance of education and inspiring the next generation, Las Vegas Spaceport features a Post-High School STEM Academy. This academy serves as a platform to nurture young minds in science, technology, engineering, and mathematics (STEM) fields, instilling a passion for space exploration and training a professional workforce to meet the demands of the evolving space industry.



Video tour of the Las Vegas Spaceport 240 acres 2
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Rob Lauer
CEO Las Vegas Spaceport,Inc.

Beyond its operational aspects, Las Vegas Spaceport is designed to be a captivating tourist destination. The spaceport boasts a hotel, providing accommodations for visitors and space enthusiasts, along with a passenger terminal to facilitate arrivals and departures. The rooftop observation deck offers breathtaking views of space launches and activities, while a restaurant serves as a gathering place for both tourists and professionals, fostering a vibrant community of space enthusiasts.

Crucially, Las Vegas Spaceport holds an FAA license, ensuring compliance with safety regulations and granting the company the necessary authorization to conduct space-related activities. This license signifies the spaceport's commitment to safety and adherence to industry standards, bolstering confidence among passengers, partners, and investors.

To further advance the frontiers of space exploration, Las Vegas Spaceport houses a state-of-the-art Space Research & Development Center. This center serves as a hub for scientists, engineers, and experts to engage in cutting-edge research, development, and innovation. With a focus on space-related technologies, materials science, and propulsion systems, the center aims to drive advancements that will shape the future of space exploration and contribute to scientific knowledge.



Las Vegas Space Center, Inc. is building a vertically integrated business including:
Civilian Space flight acclimation training
A Space Pilot School
Support & hanger space for Space vehicles that will transport people and cargo into space
A Post-High School STEM Academy to inspire and train a professional workforce.
Tourist Destination with a Hotel, a Passenger Terminal, a Rooftop Observation Deck, and a Restaurant
An FAA licensed Spaceport with vertical & horizontal capabilities
Space Research & Development Center

***Warrant Provision**: The Company hereby grants the Investor a warrant (the "Warrant") to purchase up to an additional 40% of the number of shares of common stock (the "Additional Shares") that the Investor initially purchases under this Subscription Agreement, subject to the terms and conditions set forth herein.*

> ***Exercise Price:** The exercise price for the Additional Shares shall be the same as the purchase price per share of the common stock as set forth in the Subscription Agreement, which is $2.50 per share.*
> ***Minimum Investment Requirement**: In order for the Investor to exercise the Warrant and purchase the Additional Shares, the Investor must invest a minimum of $50,000 in common stock under this Subscription Agreement.*
> ***Exercise Period**: The Investor may exercise the Warrant and purchase the Additional Shares up until December 31st, 2025 (the "Exercise Period").*
> ***Method of Exercise**: To exercise the Warrant, the Investor shall provide written notice to the Company specifying the number of Additional Shares it intends to purchase, accompanied by payment in full of the exercise price for such Additional Shares.*
> ***Share Allocation**: In the event that multiple Investors satisfy the minimum investment requirement and wish to exercise their respective Warrants, the Additional Shares available for purchase under this warrant provision shall be allocated on a pro-rata basis among the eligible Investors.*

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2023

Minimum Investment Amount:

$500

Target Offering Range:

$10,000-$5,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

The space industry has long been associated with exclusivity, high costs, and limited accessibility. Traditional spaceports have focused primarily on government and commercial missions, leaving little room for public participation. Moreover, the lack of comprehensive training programs and educational initiatives has hindered the growth of a skilled workforce, impeding innovation in the sector.



Solution

Las Vegas Spaceport presents a solution to these challenges. We are building a 240-acre space center just minutes away from the iconic Las Vegas Strip, offering a vertically integrated business model that revolutionizes the space industry. Our comprehensive approach addresses the needs of the public, industry, and education, creating a thriving ecosystem that opens up space to all.

1. Civilian Space Flight Acclimation Training: We provide rigorous training programs to prepare individuals for space travel. By acclimating passengers to the unique challenges of spaceflight, we enhance safety and ensure an unforgettable experience.



CIVILIAN SPACE FLIGHT ACCLIMATION TRAINING

Civilian High-G Space Acclimation Training

Using advanced fighter jets, flown by the best fighter pilots in the world, we will train and prepare you for High-G flight, while bringing you up over the desert at night to simulate the space environment.



Zero-Gravity Training

Using a modified passenger jet, you will get training NASA astronauts get before flying into space. You'll float in the cabin just like in space.



2. Space Pilot School: Our space pilot school trains aspiring pilots to operate space vehicles with precision. We equip them with the skills needed for navigation, control systems, emergency procedures, and mission planning, contributing to the growth of a skilled workforce.



SPACE PILOT CERTIFICATION TRAINING





SPACE PILOT
CERTIFICATION TRAINING
Las Vegas is blessed with highly experienced retired military pilots from Nellis Air Force Base to draw from.
Currently, there is no standardized flight training for non-NASA space pilots.
We envision the creation of a basic FAA issued license for space pilots, followed by a type certificate for each vehicle, including rockets and horizontally launched space vehicles like spaceplanes. We believe it's necessary to create a standardized space pilot safety training program to provide commercial operators with skilled pilots and give both the public and insurance companies confidence.
We are currently working on creating ground and flight training, utilizing L-39 fighter jet trainers, Gulfstream jets, and advanced flight simulators.



3. Support & Hangar Space: We offer world-class support and hangar space for space vehicles that transport people and cargo into space. By providing cutting-edge facilities and logistical support, we enable safe and efficient operations, driving the commercial space industry forward.



HANGERS FOR SPACE VEHICLES THAT WILL TRANSPORT PEOPLE & CARGO INTO SPACE
Support & Hangers for Space vehicles that will transport people & cargo into space
There are currently over 37 companies in the process of obtaining approval from the FAA to operate space vehicles.
Stable, predictable revenue will be generated by commercially leased hangers and offices to conduct flight operations and research and development of new technologies. In addition, a significant portion of our anticipated revenue will come from fuel sales, launch fees, and support personnel.

4. Post-High School STEM Academy: Our STEM academy inspires and trains the next generation of space professionals. By providing specialized education and hands-on training in science, technology, engineering, and mathematics, we bridge the gap and meet the increasing demand for skilled individuals in the space industry.



POST-HIGH SCHOOL
STEM ACADEMY
The key to pulling all this off will be to inspire and train a Professional Workforce. We will build a post-high school STEAM academy on base where every student will get an education in advanced technology and also have an internship with one of the companies based at the Las Vegas Space Center.





5. Tourist Destination: Las Vegas Spaceport is designed to be a captivating tourist destination. We offer a hotel for accommodations, a passenger terminal for seamless arrivals and departures, a rooftop observation deck for breathtaking views of space activities, and a restaurant for an immersive dining experience.

6. FAA Licensed Spaceport: We have obtained an FAA license, ensuring compliance with safety regulations and granting us the necessary authorization to conduct space-related activities. This commitment to safety and adherence to industry standards instills confidence in our passengers, partners, and investors.

7. Space Research & Development Center: Our state-of-the-art research and development center serves as a hub for innovation and collaboration. Scientists, engineers, and experts engage in cutting-edge research in space technologies, materials science, and propulsion systems, advancing the frontiers of space exploration.



Las Vegas Spaceport Rendering
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LAS VEGAS SPACE CENTER

Business Model

Las Vegas Spaceport has carefully designed its business model to generate revenue from multiple streams within the spaceport ecosystem. Here are the seven intended revenue streams that will contribute to the success and financial sustainability of the spaceport:

1. STEM Academy: Las Vegas Spaceport's Post-High School STEM Academy aims to inspire and train the next generation of space professionals. The academy will generate revenue through tuition fees from students enrolled in various programs, including specialized STEM courses, hands-on training, and workshops. Additionally, partnerships with educational institutions and corporations can provide additional revenue through sponsorships and collaborative research projects.



REVENUE & EXPENSES STEM ACADEMY

100 students annually in a 2 year program with classes and an internship offering in local Space companies concluding with an associate's degree in aeronautics and space engineering.

REVENUE

$50,000 per student per year in tuition	$5,000,000
Space company's contributions $10,000 each student referred for internship	$1,000,000
Total Projected Income	**$6,000,000**

Cost

Administration	$300,000
Instructors	$400,000
Infrastructure	$400,000
Advertising & Marketing	$400,000
Educational Materials and Course Development	$100,000

Total projected Costs	**$900,000**
Net operating Revenue	**$5,100,000**

2. Civilian Space Training: Las Vegas Spaceport offers civilian space flight acclimation training, preparing individuals for the challenges of space travel. Revenue will be generated through the sale of training packages, which include physical and mental preparation programs, simulations, and astronaut-like experiences. As the demand for space tourism grows, the revenue from civilian space training is expected to increase significantly.

2. Civilian Space Training: Las Vegas Spaceport offers civilian space flight acclimation training, preparing individuals for the challenges of space travel. Revenue will be generated through the sale of training packages, which include physical and mental preparation programs, simulations, and astronaut-like experiences. As the demand for space tourism grows, the revenue from civilian space training is expected to increase significantly.



REVENUE & EXPENSES CIVILIAN SPACE ACCLIMATION TRAINING

Our Civilian Space Flight Acclimation Training operations are an essential part of the spaceport operations. We don't want the first experience civilians have is a 7 G rocket launch. Civilians, just like pilots need to learn on Earth what they can expect in space.

COURSE CIVILIAN SPACE FLIGHT ACCLIMATION TRAINING OPERATIONS INCLUDES:

- A few hours in a classroom included with purchase of flights
- Zero Gravity Flights in Jet $8,500 per flight
- High-G Training including flying to the edge of space in a Fighter Jet rate $7,500 per passenger per flight
- Simulator training using Virtual Reality goggles $1,500
- Emergency rehearsals included with purchase of real space flights

REVENUE

Zero Gravity Flights (6 civilians per flight) $51,000 gross per flight cost $5,500 per hour Net $45,500 per flight. 20 flights per month $910,000

Per year net revenue $10,920,000

High-G Training including flying to the edge of space in Fighter Jet rate $7,500 per passenger per flight cost $2,500 per hour. Net $5,000 per hour, 50 hours per month $250,000 per month

Per year revenue $3,000,000

Simulator training using Virtual Reality goggles per person $1,500. Cost $250 per person $1,250 times 100 people a month equaling $125,000 per month

Per Year Revenue $1,500,000

Sales Of Merchandise, T-shirts, hats, toy rockets, pictures, spacesuits ect.

Per Year Revenue $1,000,000

Total Projected Income	**$16,420,000**

Cost	
Administration	$300,000
Instructors including flight/pilots Instructors	$600,000
Infrastructure	$300,000
Advertising & Marketing	$100,000
Educational Materials and Course Development	$100,000
Total Projected Costs	**$1,550,000**
Net Operating Revenue	**$14,870,000**

3. Space Pilot Training: The Space Pilot School at Las Vegas Spaceport provides comprehensive training programs for aspiring space pilots. Revenue will be generated through enrollment fees and tuition from students attending the school. As the commercial space industry expands and the demand for skilled pilots rises, revenue from space pilot training is projected to be a significant revenue stream for the spaceport.



REVENUE & EXPENSES FAA SPACE PILOT SCHOOL

Las Vegas is blessed with highly experienced retired military pilots from Nellis Air Force Base to draw from. Currently, there is no standardized flight training for non-NASA space pilots. We envision the creation of a basic FAA issued license for space pilots, followed by a type certificate for each vehicle, including rockets and horizontally launched space vehicles like spaceplanes. We believe it's necessary to create a standardized space pilot safety training program to provide commercial operators with skilled pilots and give the public and insurance companies' confidence to cover operators. We are currently working on creating ground and flight training, utilizing L-39 fighter trainers, Gulfstream jets, and advanced flight simulators. 50 students annually in a 1 year program drawing from retired military pilots at Nellis and around the country.

$75,000 per student per year in tuition	$3,750,000
Space company's contributions $75,000 each pilot sponsored & or placed	$3,750,000
Total Projected Income	**$7,500,000**

Cost	
Administration	$300,000
Class Room /Flight Instructors	$600,000
Infrastructure	$300,000
Advertising & Marketing	$100,000
Educational Materials and Course Development	$100,000

Jet Aircraft Costs (250 Hours Per YR)	$1,125,000
Simulator Training Costs	$ 575,000
Total Projected Costs	**$3,100,000**
Net Operating Revenue	**$4,400,000**

4. Visitor Helicopter Tours: To provide visitors with an awe-inspiring view of the space center and the surrounding area, Las Vegas Spaceport will offer helicopter tours. These tours will generate revenue through ticket sales, allowing visitors to experience the spaceport from a unique perspective and enjoy breathtaking aerial views of the facility and the Las Vegas Strip.

5. NNN Hangar Leases: Las Vegas Spaceport will lease hangar space to space vehicle operators and manufacturers for the storage, maintenance, and operations of their vehicles. These long-term, triple net leases will provide a steady stream of revenue for the spaceport, generating income through rental fees and additional services such as ground support and security.



NNN REVENUE & EXPENSES HANGERS

HANGER LEASE REVENUE

Projected Cost to build 40 20K hangers $66,000,000

Hanger Leaseholds: 40 Hangers 20K Feet Each Leased for $396,000 Per Year $19.80 Per Year Per Foot



NNN REVENUE & EXPENSES HANGERS

HANGER LEASE REVENUE
Projected Cost to build 40 20K hangers $66,000,000

Hanger Leaseholds: 40 Hangers 20K Feet Each Leased for $396,000 Per Year $19.80 Per Year Per Foot.

Projected Costs

Security Guards (2 guards- 24 hrs a day- 365 days a year)	$450,000
Leasing Commissions Assuming a 5 yr Lease Terms, 4 Leases Per Year, 6% Commissions	$475,200
15% Vacancy Factor	$1,584,000
Maintenance/ Insurance NNN	$250,000
Costs	**$2,759,000**

Net pretax revenue	$13,081,000

19% ROI
Plus 1% of Gross Revenue from Operators-TBD

6. Operating Spaceplanes: Las Vegas Spaceport plans to operate its own fleet of spaceplanes, providing space travel experiences to tourists and enthusiasts. Revenue will be generated through ticket sales for spaceplane flights, offering individuals the opportunity to journey beyond Earth's atmosphere and experience weightlessness. As the space tourism market grows, the revenue from operating spaceplanes is expected to be a significant contributor to the spaceport's financial success.



NNN REVENUE & EXPENSES SPACE-PLANE

The market size of the tourism sector in the United States reached $957.42 billion in 2022. According to Brainy Insights, the world wide tourism market was valued at $11.1 trillion in 2022. Experts predict that number to rise to $16.9 trillion by 2030.

Prove of concept in the market today:

Space Perspective, a company selling rides on their 10-man capsule carried up 100 miles to the edge of space has over 1,250 seats already sold for $125,000 per seat or $1,250,000 per launch.

We project 15 flights a month to a space hotel with 6 passengers and 2 crew. Charging $125,000 per passenger generating gross revenue of $750,000 per flight. That adds up to $135,000,000 per year in gross revenues.

Projected Costs Per Flight

2 Pilots	$10,000	3 flight hours on avg to & from space hotel	$111,000
Fuel	$2,000	Net Revenue per flight hour	$639,000
Maintenance	$25,000		
Projected Costs Per Flight Hour	**$37,000**	**Projected Net Annual pretax Revenue**	**$115,020,000**

7. Hotel: Las Vegas Spaceport will feature a hotel within the space center, offering accommodations to visitors, space tourists, and professionals associated with space-related activities. Revenue will be generated through room bookings, dining services, event hosting, and additional amenities provided by the hotel. The prime location and unique experience offered by the spaceport's hotel are expected to attract a steady flow of guests and contribute to the overall financial sustainability of the spaceport.



Market Projection

The space industry is experiencing growth, with increasing interest from both public and private sectors. The market for civilian space flight, tourism, and research is expanding rapidly, presenting tremendous opportunities. By capitalizing on the booming tourism industry in Las Vegas and our strategic location near the Las Vegas Strip, we anticipate attracting a significant number of visitors seeking unique and awe-inspiring experiences. Moreover, the demand for skilled professionals in the space industry is soaring, and our STEM academy will cater to this market need, becoming a preferred educational institution for aspiring space experts.

Competition

While the space industry has several established players, Las Vegas Spaceport stands out due to its comprehensive and vertically integrated business model. Our competitors primarily focus on specific niches, such as launch services or astronaut training, whereas we offer a one-stop solution encompassing training, launch facilities, tourism, and education. Additionally, our proximity to the Las Vegas Strip gives us a competitive advantage by tapping into a thriving tourist market. We are committed to collaborating with existing industry players and forging strategic partnerships to further strengthen our position and drive innovation collectively.



Traction & Customers

Las Vegas Spaceport was incorporated in December of 2022, and therefore, do not have active customers at this point. We will be using the funds we raise toward licensing and permits, purchasing land, and one aircraft for Zero G gravity flights.

Investors

Las Vegas Spaceport has not received past investments to this point. This is our first raise, targeting a $5,000,000 raise to help grow the company.



The key to success will be hiring subject-matter experts. One such person we hired from the start to help us navigate the FAA Office of Spaceport Licensing was Dave Ruppel, former director of the Colorado Spaceport. He successfully led the effort at the Colorado Spaceport to obtain their FAA Spaceport license.

In addition, we're recruiting other aviation and military experts in their fields to help us. We have also retained almost half a dozen top lobbyists at the county, state, and federal levels to help educate law and policy makers.

We expect to have a spaceport license issued by the FAA within 2 years. However, most of the revenue-stream activities outlined in this investor deck can start within months without any FAA spaceport-issued license. The only activity that requires a spaceport license is actually launching vehicles into space. That means we can be cash-flowing and be profitable far sooner than one might think.

For example, we could offer zero-gravity flights and flights in fighter jets to the edge of space to the 39 million tourists that visit Las Vegas every year by Jan

Traction & Customers

Las Vegas Spaceport was incorporated in December of 2022, and therefore, do not have active customers at this point. We will be using the funds we raise toward licensing and permits, purchasing land, and one aircraft for Zero G gravity flights.

Investors

Las Vegas Spaceport has not received past investments to this point. This is our first raise, targeting a $5,000,000 raise to help grow the company.


RISK
Our primary challenge is navigating the intense regulatory process, including:
Clark County
State of Nevada
FAA Office of Spaceport Licensing

The key to success will be hiring subject-matter experts. One such person we hired from the start to help us navigate the FAA Office of Spaceport Licensing was Dave Ruppel, former director of the Colorado Spaceport. He successfully led the effort at the Colorado Spaceport to obtain their FAA Spaceport license.

In addition, we're recruiting other aviation and military experts in their fields to help us. We have also retained almost half a dozen top lobbyists at the county, state, and federal levels to help educate law and policy makers.

We expect to have a spaceport license issued by the FAA within 2 years. However, most of the revenue-stream activities outlined in this investor deck can start within months without any FAA spaceport-issued license. The only activity that requires a spaceport license is actually launching vehicles into space. That means we can be cash-flowing and be profitable far sooner than one might think.

For example, we could offer zero-gravity flights and flights in fighter jets to the edge of space to the 39 million tourists that visit Las Vegas every year by Jan 2024. We can build a runway on the site within a year and a half and start giving helicopter tours now.

Stock market conditions are another risk we must navigate.

The risk of accidents causing the loss of life on extremely new technology-based space vehicle platforms poses tourism/civilian market risk.

Inflation of the cost of materials also poses a risk of construction costs spiking.

Terms

Up to $5,000,000 in Common Stock at $2.50 with a minimum target amount of $10,000.00.

***Offering Minimum**: $10,000.00 | 4,000 Shares of Common Stock*

***Offering Maximum**: $5,000,000 | 2,000,000 Shares of Common Stock*

***Type of Security Offered**: Common Stock*

***Purchase Price of Security Offered**: $2.50*

***Warrant Provision**: The Company hereby grants the Investor a warrant (the "Warrant") to purchase up to an additional 40% of the number of shares of common stock (the "Additional Shares") that the Investor initially purchases under this Subscription Agreement, subject to the terms and conditions set forth herein.*

> ***Exercise Price:** The exercise price for the Additional Shares shall be the same as the purchase price per share of the common stock as set forth in the Subscription Agreement, which is $2.50 per share.*
> ***Minimum Investment Requirement**: In order for the Investor to exercise the Warrant and purchase the Additional Shares, the Investor must invest a minimum of $50,000 in common stock under this Subscription Agreement.*
> ***Exercise Period**: The Investor may exercise the Warrant and purchase the Additional Shares up until December 31st, 2025 (the "Exercise Period").*
> ***Method of Exercise**: To exercise the Warrant, the Investor shall provide written notice to the Company specifying the number of Additional Shares it intends to purchase, accompanied by payment in full of the exercise price for such Additional Shares.*
> ***Share Allocation**: In the event that multiple Investors satisfy the minimum investment requirement and wish to exercise their respective Warrants, the Additional Shares available for purchase under this warrant provision shall be allocated on a pro-rata basis among the eligible Investors.*

Investment Bonuses:

> *1 Free Las Vegas Spaceport T-Shirt*
> *A free toy rocket, that really flies!*
> *10% off 1 Zero-Gravity Flight*

Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also

Investment Bonuses:

> *1 Free Las Vegas Spaceport T-Shirt*
> *A free toy rocket, that really flies!*
> *10% off 1 Zero-Gravity Flight*

Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by December 31st, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Educational Material





Virtual Business Pitch | Team | About | Communication Channel | Updates



ROB LAUER
CEO
Background
Commercial Real Estate Developer, Pilot, Former U.S. Army Military Police Officer



DAVE RUPPEL
SENIOR SPACEPORT REGULATORY CONSULTANT
Background
Former Director of the Colorado Spaceport Obtained the one of the first Spaceport license



KEN MACDONALD
SENIOR ENVIRONMENTAL CONSULTANT
Background
30 yrs Endangered Species/ Section Compliance Monitoring U.S. Army Corps of Engineers



COL. CAMERON DODGER
CONSULTANT
Background
25 yrs. (Retired) U.S Airforce Col, F16 Pilot, Former-NV-Test-Range Commander Astronautical Engineering



RON KELLY
FLIGHT TRAINING CONSULTANT
Background
Owns an FAA Certified Flight Simulator Company training airline pilots Flight Safety Training Subject Matter Expert



GEORGE GARCIA
SENIOR SPACEPORT REGULATORY CONSULTANT
Background
25 Years Entitlements, Zoning & Planning Expert Clark County



BRIG GEN. ROBERT G. NOVOTNY
SENIOR ADVISOR
Background
(Retired) U.S. Airforce Brigadier General. Former Commander of the 57th Wing at Nellis Air Force Base, Nevada

Virtual Business Pitch | Team | About | Communication Channel | Updates

Legal Company Name

Las Vegas Spaceport

Location

159 South Highway 160
Suite 8-125
Pahrump, Nevada 89048

Number of Employees

7

Incorporation Type

C-Corp

State of Incorporation

WY

Date Founded

December 8, 2022

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